SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Imperva, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45321L100
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321L100	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 650,036
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 650,036
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 650,036
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45321L100	Schedule 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,327
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,381,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45321L100	Schedule 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,381,327
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,381,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,381,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45321L100	Schedule 13D	Page 5 of 7 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $23,078,082.
Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $49,129,008.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated to read as follows:

(a)       As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 8.4% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 34,013,911 shares of Common Stock outstanding as of October 31, 2017, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 9, 2017.

As of the date hereof, Elliott beneficially owned 650,036 shares of Common Stock, constituting approximately 1.9% of the shares of Common Stock outstanding..

As of the date hereof, Elliott International beneficially owned 1,381,327 shares of Common Stock, constituting approximately 4.1% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 1,381,327 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.1% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 2,031,363 shares of Common Stock, constituting approximately 6.0% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 2.5% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.

CUSIP No. 45321L100	Schedule 13D	Page 6 of 7 Pages

Item 5(c) is hereby amended and restated to read as follows:

(c)       The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first three paragraphs of Item 6 are hereby amended and restated to read as follows:

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 268,828 and 571,258 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to approximately less than 1% and 1.7% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 2.5% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Elliott sold to counterparties call options that provided the counterparty the right to buy from Elliott up to 32,000 shares of Common Stock at a price of $42.50 per share, if such right was exercised prior to or on January 19, 2018. Such call options were exercised on January 19, 2018.

Elliott International sold to counterparties call options that provided the counterparty the right to buy from Elliott International up to 68,000 shares of Common Stock at a price of $42.50 per share, if such right was exercised prior to or on January 19, 2018. Such call options were exercised on January 19, 2018.

CUSIP No. 45321L100	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following table sets forth all the transactions in the Common Stock effected by Elliott Associates, L.P. during the past 60 days.

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/19/18	Common Stock	(32,000)*	$42.50000

* Exercise of options reported in this Amendment No. 3.

The following table sets forth all the transactions in the Common Stock effected by Elliott International, L.P. during the past 60 days.

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
01/19/18	Common Stock	(68,000)*	$42.50000

* Exercise of options reported in this Amendment No. 3.